FORM U-7D

                      CERTIFICATE PURSUANT TO RULE 7(d)
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                                  Amendment

     The undersigned certifies that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the contracts identified herein and the transactions for the financing thereof.

      1. User public-utility company: South Carolina Electric & Gas Company ("SCE&G").

           Address: 1426 Main Street, Columbia, South Carolina 29201.

      2.   Date: December 22, 1997

      2a. Expected date facility will be placed in service: The facility is to be used at SCE&G's V. C. Summer Nuclear Station, Parr Shoals, Fairfield County, South Carolina, which has been completed and is presently operating under a full power license.

      3.   Regulatory authority which has acted on transactions:

           Name: The Public Service Commission of South Carolina

           Date of Order: September 21, 1979, as supplemented September 25, 1984, November 24, 1993 and December 21, 1994.

      4. Initial term of fuel contract: The fuel contract (the "Fuel Contract") dated as of December 19, 1997 between SCE&G and its wholly-owned subsidiary, South Carolina Fuel Company, Inc. ("Fuel Company"), pursuant to which Fuel Company owns and finances certain Nuclear Fuel (as defined in Item 5 of this Certificate) and to which SCE&G will make payment therefor as such Nuclear Fuel is used by SCE&G, replaces the fuel contract between SCE&G and Fuel Company dated October 11, 1979, as amended November 17, 1982, September 26, 1984, July 27, 1989 and November 30, 1993. The Fuel Contract does not have a fixed term, but is terminable upon notice by either party or upon the happening of certain contingencies specified therein.

      4a.  Renewal options: No renewal options are provided in the Fuel
           Contract.

      5. Brief description of facility: The subject matter of the Fuel Contract is any Nuclear Fuel, to the extent of Fuel Company's interest therein, with respect to which Fuel Company has made or is to make payments or with respect to which SCE&G has made or is to make certain payments for the account of Fuel Company, as contemplated by the Fuel Contract. "Nuclear Fuel" is defined in the Fuel Contract as, and herein means, any source material or special nuclear material (as defined in the Atomic Energy Act and regulations thereunder) and any assemblies containing such material. Such subject matter, to the extent in existence at December 22, 1997, consisted of a two-thirds undivided interest in an approximate inventory of 359,471 kilograms of uranium in the form of UF6, an inventory of 157 fuel assemblies of fabricated uranium, and the contract obligation to purchase approximately 512 additional fuel assemblies.

      6. Manufacturer or supplier: Nuclear Fuel subject to the Fuel Contract and in existence at December 22, 1997 has been or is to be supplied by Power Resources, Inc. and Energy Resources of Australia Ltd., converted by ConverDyn, enriched by the United States Enrichment Corporation, and fabricated into fuel assemblies by Westinghouse Electric Corporation. Contractual obligations from these manufacturers and suppliers vary from the present time to the year 2001 for varying portions of the Nuclear Fuel requirements. The identity of other manufacturers and suppliers of any Nuclear Fuel which may become subject to the Fuel Contract in the future will depend upon future contractual arrangements which will be negotiated on the basis of prevailing market conditions.

      7. Cost of facility: The cost of Nuclear Fuel subject to the Fuel Contract and in existence at December 22, 1997 was $54,870,848. The cost of Nuclear Fuel becoming subject to the Fuel Contract after such date will depend on future contractual arrangements and market conditions and is not currently determinable.

      8. Basic Payments: Pertinent excerpts from the Fuel Contract are attached as Annex A.

      8a.  Periodic installment: See Annex A.

      9.   Holder of legal title to facility:  South Carolina Fuel Company,
           Inc.*

           Address: 1426 Main Street, Columbia, South Carolina 29218.

           *Pursuant to a security agreement (the "Security Agreement"), dated as of December 19, 1997, between Fuel Company and Wachovia Bank, N.A., as Collateral Agent (the "Collateral Agent"), Fuel Company has granted a security interest in all its right, title and interest in and to the Nuclear Fuel which is or may become subject to the Fuel Contract, as well as certain contract rights, to the Collateral Agent as security for the payment of borrowings of Fuel Company under the Credit Agreement referred to in Item 11 of this Certificate in connection with its purchase, ownership and financing of Nuclear Fuel. The Security Agreement replaces a security agreement, dated as of October 11, 1979, as amended November 17, 1982, September 26, 1984, and November 30, 1993, between Fuel Company and The South Carolina National Bank, as Trustee.

      10.  Holder of beneficial interest:

           Name and Address       Amount Invested        Percent of Equity
           ----------------       ---------------        -----------------
           South Carolina Fuel    $54,870,848                   100%
           Company, Inc.**
           1426 Main Street
           Columbia, SC 29201

           **Under the terms of the Fuel Contract, upon payment to Fuel Company of an amount based upon Fuel Company's investment at that time in any Nuclear Fuel subject to the Fuel Contract, SCE&G or its designee may acquire title to and ownership of such Nuclear Fuel. Pertinent provisions of the Fuel Contract appear in Annex A.

      11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

           Amount borrowed:       Interest rate:      Number of lenders:
           Terms of repayment.    Amount:             Period:

                Fuel Company finances its purchase and ownership of certain Nuclear Fuel by the issuance and sale of notes with maturities of 270 days or less from the date of issuance (such notes are referred to herein as "commercial paper") in the normal commercial paper market. SCE&G guarantees payment of the commercial paper. $45,360,320 face amount of such commercial paper was outstanding on December 22, 1997.

                Under the terms of a credit agreement (the "Credit Agreement") dated as of December 19, 1997 among Wachovia Bank, N.A., as Agent, five banks (each, a "Bank") and Fuel Company, the Banks have agreed to severally make loans to Fuel Company in an aggregate principal amount not to exceed $125,000,000 outstanding at any one time, the purpose of such credit to provide a standby facility to finance nuclear fuel, fossil fuel and sulfur dioxide emission allowances in the event financing through the issuance of commercial paper is not available or desirable. SCE&G has guaranteed payment of the loans. The Credit Agreement replaces a credit agreement, dated as of November 30, 1993, among The South Carolina National Bank, CIBC, Inc., NationsBank of North Carolina, N.A., Wachovia Bank of Georgia, N.A., as Agent, and Fuel Company. Fuel Company had no loans outstanding under the Credit Agreement on December 22, 1997.

                Each loan made under the Credit Agreement may be either a "Base Rate Loan" or a "Euro-Dollar Loan." Each Base Rate Loan is payable in full 30 days after it is made. Each Euro-Dollar Loan is payable either one, two, three or six months after it is made, at the option of Fuel Company. Notwithstanding the foregoing, all loans under the Credit Agreement must be paid in full on December 19, 2000, or any extension of such date made pursuant to the Credit Agreement. Each Base Rate Loan will bear interest each day at a rate per annum equal to the greater of (a) the federal funds rate for that day plus one-half of one percent or (b) the prime rate set by Wachovia Bank, N.A. applicable to that day. Each Euro-Dollar Loan will bear interest at a rate per annum based on the London Interbank Offered Rate and upon Fuel Company's and SCE&G's commercial paper ratings. Interest rates will be computed on the basis of a 360-day year.

                A facility fee, which will vary depending upon Fuel Company's and SCE&G's commercial paper ratings but which will not be less than nine-hundredths of one percent per annum on the total amount committed to be loaned by the Banks under the Credit Agreement, is also payable by Fuel Company under the Credit Agreement.

Date Executed: January 22, 1998

Signature of holder of legal title:

                                   SOUTH CAROLINA FUEL COMPANY, INC.

                               By: /s/ Mark R. Cannon
                                   -------------------------------
                                   Mark R. Cannon, Treasurer

                           ANNEX A TO FORM U-7D

                   EXCERPTS FROM NUCLEAR FUEL CONTRACT


                                  * * *

                                ARTICLE 1

                               Definitions
                               -----------

     The capitalized terms used in this Contract shall have the respective meanings set forth below, unless the context otherwise requires:

     Assembly:
     --------

     Any one of the separate fuel assemblies constituting a part of Contract Nuclear Fuel fabricated for use in the reactor of the Plant, together with the source material and special nuclear material contained therein and all its other components and contents.

                                  * * *

     Batch:
     -----

     A discrete group of Assemblies put together during initial fueling or a refueling process for insertion in the reactor core of the Plant.

     Borrowings:
     ----------

     Borrowings as defined in the Credit Agreement incurred by Fuel Company in connection with the purchase or carrying of, or investment in, Contract Nuclear Fuel or the performance of its obligations under this Contract or any Nuclear Fuel Contract.

     Capitalized Costs:
     -----------------

     Those costs incurred in connection with the transactions contemplated by this Contract other than Direct Acquisition Costs, which in the opinion of Utility, in accordance with interpretations of the FERC Uniform System of Accounts and of generally accepted accounting principles, should be capitalized, including, without limitation, Capitalized Financing Charges.

     Capitalized Financing Charges:
     -----------------------------

     All Financing Charges allocable to the Contract Nuclear Fuel or any part thereof during the processes of refinement, conversion, enrichment, fabrication and reprocessing, if available, in accordance with the FERC Uniform System of Accounts (plus, to the extent, if any, not permitted by such system of accounts, unearned discount on Commercial Paper Notes and Term Notes), and while in transit and in storage to the extent permitted by the FERC Uniform System of Accounts.

     Commercial Paper Notes:
     ----------------------

     Promissory notes of Fuel Company with maturities of no more than 270 days from the date of issuance issued pursuant to the Issuance and Paying Agent Agreement (for Commercial Paper) dated as of April 6, 1995 between Fuel Company and Chemical Bank, or other issuing and paying agency agreements, in connection with the purchase or carrying of or investment in Contract Nuclear Fuel or the performance of Fuel Company's obligations under this Contract or any Nuclear Fuel Contracts, even though any such promissory note may have been issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) of said Act, rather than on the exemption provided by Section 3(a)(3) of said Act, and as a result of the conditions required in order for said exemption pursuant to Section 4(2) to be available, such promissory note may not come within the ordinary usage of the term "commercial paper."

     Contract Nuclear Fuel:
     ---------------------

     Any Nuclear Fuel, to the extent of the interest of Fuel Company therein, with respect to which Utility has required Fuel Company to make any payment or has itself made any advance or payment required to be repaid, or offset against Monthly Accrual Payments, by Fuel Company or with respect to which Fuel Company has made payment to any other party, with the consent of Utility, as contemplated by this Contract. Contract Nuclear Fuel shall not include any Nuclear Fuel to the extent title thereto shall have been transferred by Fuel Company to Utility or its designee pursuant to the provisions of this Contract.

     Credit Agreement:
     ----------------

     The Credit Agreement dated as of December 19, 1997, among the Fuel Company, the Banks and the Agent, as it may hereafter be amended, supplemented or modified, which provides for a standby facility to finance or refinance, among other things, Nuclear Fuel in the event such financing is not available through the issuance of Commercial Paper Notes or Term Notes or if financing through the issuance of Commercial Paper Notes or Term Notes is not desirable to the Fuel Company.

     Direct Acquisition Costs:
     ------------------------

     The purchase price paid by Fuel Company (or paid or advanced by Utility and repaid or to be repaid by Fuel Company to Utility or offset or to be offset against Monthly Accrual Payments pursuant to Section 3.06 of this Contract) for the acquisition by Fuel Company of any Contract Nuclear Fuel, including payments made by Fuel Company (or by Utility as aforesaid) under Nuclear Fuel Contracts with respect to any Nuclear Fuel, including costs of milling, conversion, enrichment, fabrication, installation, delivery, containerization, transportation, storage, processing, reprocessing, if available, and any other direct costs with respect to acquiring, processing or fabricating any Nuclear Fuel for use in any stage of its Nuclear Fuel Cycle, but excluding therefrom all Capitalized Costs with respect thereto.

     Estimated Net Investment:
     ------------------------

     A dollar amount calculated (i) with respect to any Assembly in the reactor core of the Plant, by multiplying the MBTU then remaining in such Assembly by the MBTU Rate then applicable to the Batch in which such Assembly is located or, (ii) in the case of an Assembly which has been removed from the reactor core of the Plant, by multiplying the MBTU then remaining in such Assembly by the MBTU Rate applicable, at the time of such removal, to the Batch in which such Assembly was then located. Estimated Net Investment in an Assembly of Spent Fuel which has not been reprocessed shall be zero.

                                 * * *

     Financing Charges:
     -----------------

     Interest, discount (including unearned discount on Commercial Paper Notes and Term Notes), commitment fees, facility fees, agents; fees and expenses, counsel fees, commissions or other financing costs related to (i) Purpose Indebtedness, (ii) related issuing and paying agency agreements, and (iii) the Credit Agreement.

     Financing Charges - Expenses:
     ----------------------------

     For any period during the term of this Contract, Financing Charges for such period to the extent such items would not constitute Capitalized Costs for such period.

                                   * * *

     Heat Production:
     ---------------

     The stage of the Nuclear Fuel Cycle in which Nuclear Fuel is engaged in the reactor core of the Plant and is being consumed in the production of heat to generate steam for the generation of electric energy.

     Impositions:
     -----------

     All license, documentary and registration fees and all taxes, charges or withholdings of any nature whatsoever, together with any penalties or interest thereon, imposed by any taxing authority or governmental subdivision upon or in respect of, or measured by, any payments under this Contract from Utility to Fuel Company or in respect of any property subject to this Contract or any transaction pursuant to this Contract or any right or interest held by virtue of this Contract.

     Investment:
     ----------

     With respect to any part of Contract Nuclear Fuel, the sum of (i) the Direct Acquisition Costs for such part plus (ii) the Capitalized Costs allocable to such part.

     MBTU:
     ----

     The estimated economically usable million British Thermal Units in, or remaining in, a Batch or Assembly, as determined from time to time by an engineer of Utility.

     MBTU Rate:
     ---------

     The MBTU Rate for each Batch in the reactor core of the Plant shall be computed at the beginning of each month or date of commencement of Heat Production, if occurring later, and, in the case of a Batch which has been removed from the core of the reactor and reinserted, at the date of reinsertion, by dividing the Net Investment in such Batch at such date by the MBTU remaining in such Batch at such date.

     mbtu:
     ----

     The million British Thermal Units generated by a Batch during a period when Contract Nuclear Fuel is in Heat Production, as determined by an engineer of Utility.

     Monthly Accrual Payment:
     -----------------------

     The sum, for any month, of the Monthly Purchase Allocations for all Batches in Heat Production plus the Financing Charges - Expenses for such month.

     Monthly Purchase Allocation:
     ---------------------------

     With respect to each Batch in the reactor core of the Plant, a dollar amount determined by multiplying the number of mbtu generated by such Batch during a month, or shorter period or periods during such month while such Batch is in Heat Production, by the MBTU Rate or Rates for such Batch for such month or shorter period or periods.

     Net Investment:
     --------------

     With respect to any part of Contract Nuclear Fuel other than an Assembly which is or has been in the reactor core of the Plant, the excess of the amount of the Investment in such part over the aggregate amount of the Monthly Purchase Allocations, if any, theretofore accrued with respect to such part and, with respect to any Assembly which is or has been in the reactor core of the Plant, the Estimated Net Investment with respect to such Assembly.

     Nuclear Fuel:
     ------------

     Any source material or special nuclear material (as defined in the Atomic Energy Act and the regulations promulgated thereunder) and any Assemblies containing such special nuclear material or source material, or both. Such materials and items shall continue to be Nuclear Fuel for purposes of this Contract regardless of changes therein during the Nuclear Fuel Cycle.

     Nuclear Fuel Contract:
     ---------------------

     Any contract entered into by Utility or by Fuel Company, with Utility's consent, with one or more Suppliers relating to the acquisition of Nuclear Fuel or to performance of any service, including reprocessing, if available, transportation and storage, in connection with Nuclear Fuel.

     Nuclear Fuel Cycle:
     ------------------

     The various stages in the process by which Nuclear Fuel is mined, processed, enriched, designed, fabricated into assemblies utilizable for Heat Production, loaded into a reactor core, utilized, disengaged, reprocessed (if available) and stored, together with all incidental processes with respect to Nuclear Fuel at any stage of the Nuclear Fuel Cycle.

                                 * * *

     Purpose Indebtedness:
     --------------------

     Indebtedness of Fuel Company secured under the Security Agreement and other indebtedness for borrowed money (except indebtedness to SCANA Corporation or Utility) incurred by Fuel Company in connection with the purchase or carrying of, or investment in, Contract Nuclear Fuel or the performance of its obligations under this Contract or under any Nuclear Fuel Contracts. For purposes of any limitation contained in this Contract, the outstanding amount of Purpose Indebtedness or Secured Purpose Indebtedness shall be determined from the accounting records of the Company maintained pursuant to Article 6 of the Security Agreement.

     Secured Purpose Indebtedness:
     ----------------------------

     Purpose Indebtedness secured under the Security Agreement or by any other security interest in Contract Nuclear Fuel permitted by Article 9 hereof of prior or equal rank with the security interest created by the Security Agreement.

     Security Agreement:
     ------------------

     The security agreement, dated as of the date hereof, as the same may be amended, supplemented or modified, between Fuel Company and Wachovia Bank, N.A., as Collateral Agent, providing a security interest in the Contract Nuclear Fuel and rights under Nuclear Fuel Contracts for the benefit of the Banks, the Agent and the holders of Commercial Paper Notes, Term Notes and all other Obligations (as defined in the Security Agreement).

     Spent Fuel:
     ----------

     Nuclear Fuel that has been removed from a nuclear reactor at the conclusion of its economically useful life (without reprocessing) as fuel for a nuclear reactor.

     Supplier:
     --------

     Any supplier of Nuclear Fuel or any service, including reprocessing, if available, transportation and storage, in connection with Nuclear Fuel.

     Termination Payment:
     -------------------

     Such amount, if any, as, when added to the Net Investment then payable by Utility to Fuel Company pursuant to Section 8.02 of this Contract, will be sufficient (a) to enable Fuel Company to pay in full all of Fuel Company's obligations under the Credit Agreement, Term Notes and Commercial Paper Notes at their respective maturities, all of Fuel Company's obligations under related issuing and paying agency agreements and all sums payable by Fuel Company to others pursuant to the terms of Nuclear Fuel Contracts or otherwise with respect to the purchase or carrying of, or investment in, Contract Nuclear Fuel and (b) to pay all sums otherwise payable by Utility to Fuel Company under this Contract (including any unpaid Monthly Accrual Payments payable pursuant to Section 3.04).

     Term Notes:
     ----------

     Notes evidencing indebtedness for borrowed money with maturities in excess of 270 days from the date of issuance issued by Fuel Company in connection with the purchase or carrying of or investment in Contract Nuclear Fuel or the performance of Fuel Company's obligations under this Contract or Nuclear Fuel Contracts.

                                 * * *

                                ARTICLE 3

             Accounts; Payments by Utility and Fuel Company
----------------------------------------------

     3.01 Subject to the terms and conditions hereof, Fuel Company shall pay, from time to time, at Utility's request during the term of this Contract and in accordance with the provisions of any Nuclear Fuel Contracts, such amounts as shall become due and payable under such Nuclear Fuel Contracts and will reimburse Utility for any payments made by Utility pursuant to any of said contracts on its own behalf or on behalf of or for the account of Fuel Company. Each such payment or reimbursement shall be allocated among specific Assemblies, Batches, or such other parts of Contract Nuclear Fuel as Utility may determine, in accordance with the provisions of this Contract, and a Fuel
Schedule in the form of Schedule A thereto shall be completed by Utility and Fuel Company in respect thereof. Fuel Company may finance and refinance Contract Nuclear Fuel and any payments to be made pursuant to Nuclear Fuel Contracts or otherwise in connection with its purchase and ownership of Contract Nuclear Fuel through the issuance of Commercial Paper Notes or Term Notes, the incurring of Borrowings under the Credit Agreement or other borrowings; provided, however, that at no time shall the aggregate amount of outstanding Purpose Indebtedness exceed the Net Investment in Contract Nuclear Fuel.

     3.02 Utility and Fuel Company shall, no later than the first day of the second succeeding month, prepare a Net Investment Schedule as of the end of and for each calendar month with respect to each Assembly, Batch or other part of Contract Nuclear Fuel (as Utility and Fuel Company shall determine) showing Fuel Company's Net Investment in each such Assembly, Batch or other part of Contract Nuclear Fuel and in all Contract Nuclear Fuel. Notwithstanding any other provision of this Contract, each completion of a Fuel Schedule in the form of Schedule A hereto shall be deemed to amend, accordingly, the Net Investment Schedule in the form of Schedule B hereto last prepared by Utility and Fuel Company.


     3.03 Commencing at the time any Contract Nuclear Fuel has begun Heat Production, Utility will pay to or on behalf of Fuel Company, from time to time, such amounts as Fuel Company may request in order to meet payments of principal due on Commercial Paper Notes, Term Notes, Borrowings and other borrowings and all Financing Charges then due and payable or to meet payments required to be made by Fuel Company under any Nuclear Fuel Contracts or requested by Fuel Company for the acquisition or carrying of or investment in Contract Nuclear Fuel, up to an amount equal to the sum of the Monthly Accrual Payments set forth in Annex I to all Net Investment Schedules (up to and including the most recent Net Investment Schedule) theretofore required pursuant to Section 3.02 to the extent such Monthly Accrual Payments are unpaid and no sums have been offset against them pursuant to Section 3.06 at the time of such request; provided that, so long as any Obligation covered by the Banks' commitments under the Credit Agreement is outstanding, not later than 90 days after the date of any required Net Investment Schedule, to the extent, if any, that amounts equal to the Monthly Accrual Payment set forth in Annex I to such Net Investment Schedule have not theretofore been paid by Utility pursuant to the foregoing provisions of this Section 3.03 or offset against such Monthly Accrual Payment pursuant to Section 3.06, Fuel Company will request, and Utility will make, payment to or on behalf of Fuel Company of such unpaid amount.

     3.04 As additional consideration Utility will, during the term of this Contract, pay to or on behalf of Fuel Company, from time to time as agent of Fuel Company or otherwise, to the extent Fuel Company does not have funds from other sources for such purpose and payments pursuant to Section 3.03 are insufficient to pay the same in full, all charges, costs (including legal, accounting, administrative and other operating expenses), fees or Impositions incurred by Fuel Company in connection with its acquisition and ownership of Contract Nuclear Fuel and the financing thereof, including, without limitation, any amounts required to pay when due the principal amount of Commercial Paper Notes, Term Notes, Obligations under the Credit Agreement and any other indebtedness of Fuel Company, all Financing Charges and any amounts due under Nuclear Fuel Contracts, and no amounts payable to Utility by Fuel Company (which are outstanding at the date a payment is required under this Section 3.04) may be offset, pursuant to Section 3.06, against Utility's obligation to make such a payment under this Section.

     3.05 The obligation of Utility to make any payments required by this Contract to or on behalf of Fuel Company shall be unconditional and shall not be excused by force majeure or commercial impracticability or any other excuse in law.

     3.06 Utility may at any time on Fuel Company's request advance to or on behalf of Fuel Company funds in excess of amounts payable under Sections 3.03 and 3.04 for the acquisition of Contract Nuclear Fuel and any such advances, as well as payments made under Section 3.04 to the extent used to acquire Contract Nuclear Fuel or to retire indebtedness of Fuel Company incurred in connection with the acquisition or ownership of Contract Nuclear Fuel, may be repaid to Utility by Fuel Company or at the option of Utility offset against Monthly Accrual Payments for succeeding months.

     3.07 At any time when an engineer of Utility shall certify in a certificate delivered to Fuel Company that specified Assemblies have, as at the end of a stated month, become Spent Fuel within the meaning of this Contract, if at such time Utility has made all payments required of it pursuant to Sections 3.03 and 3.04 hereof, Fuel Company shall so certify to the Collateral Agent and any other Assignee and shall obtain the release of such Spent Fuel from the Security Agreement and any other security agreement or security interest in favor of an Assignee to which such Spent Fuel may be subject. At such time or at any time thereafter, upon request of Utility and solely at Utility's option, Fuel Company shall execute a bill of sale with respect to such Assemblies of Spent Fuel evidencing the transfer to Utility, or Utility's designee legally permitted to receive title thereto, of all Fuel Company's right, title and interest in and to such Assemblies of Spent Fuel free and clear of any such security interest, without payment of further consideration by Utility. Notwithstanding the foregoing, Utility may not, under this Section 3.07, acquire or secure the release from any such security agreement or security interest of any Spent Fuel as to which Fuel Company has incurred costs for the purpose of reprocessing.

     3.08 At any time when Utility has made all payments then required of it pursuant to Sections 3.03 and 3.04, Utility may purchase and obtain the release of any or all Contract Nuclear Fuel not covered by Section 3.07 from this Contract, the Security Agreement and any other security agreement or security interest in favor of an Assignee by and upon paying to Fuel Company an amount equal to Fuel Company's Net Investment in such Contract Nuclear Fuel less, in the case of a sale to Utility, any amounts repayable to Utility or available to be offset against Monthly Accrual Payments pursuant to Section 3.06; provided, however, that if any Secured Purpose Indebtedness is outstanding at the time of such purchase, no part of such amounts may be offset against the price payable by Utility unless the sum of (a) the Net Investment in any Contract Nuclear Fuel not being so purchased, and (b) the purchase price paid by Utility pursuant to this Section 3.08 is at least equal to the amount of Secured Purpose Indebtedness outstanding at the date of such purchase; and provided further that the amount of Purpose Indebtedness outstanding will not, after giving effect to such purchase, exceed the Net Investment in Contract Nuclear Fuel and that any Nuclear Fuel so sold shall be accounted for separately from Contract Nuclear Fuel in such a manner that Contract Nuclear Fuel may be readily identified and the Net Investment therein may be readily determined. Upon such payment, Fuel Company shall promptly execute and deliver to Utility, or to Utility's designee lawfully entitled to receive title to Nuclear Fuel, a bill of sale transferring title and ownership of such Contract Nuclear Fuel free and clear of any such security interest therein.

     3.09 Unless otherwise expressly provided in this Contract, whenever, under this Contract, computations are required to be made involving a cost, price, payment, charge, discount, burn-up or any other amount relating to a single Assembly, Batch or other part of Contract Nuclear Fuel, such cost, price, payment, charge, discount, burn-up or other amount shall be determined or estimated by Utility in its reasonable judgment consistent with good utility practice; provided, however, that there shall be deducted from Net Investment in any Batch, and accounted for separately until insertion thereof into another Batch, the Estimated Net Investment in any Assembly or Assemblies of Contract Nuclear Fuel removed from such Batch prior to the time that Net Investment in such Batch is equal to zero.

                                  * * *

                                 ARTICLE 7

                  Events Upon Which Contract to Terminate
                  ---------------------------------------

     This Contract shall be terminated in the manner and with the effect hereinafter set forth in Article 8:

     (a) if either Utility or Fuel Company shall have notified the other that it desires to terminate this Contract; or

     (b) if either party shall have notified the other of the happening of any of the following events:

          (i) Any law or regulation or interpretation of any law or regulation shall be adopted or enforced by any governmental or regulatory authority (including, without limitation, the NRC, The Public Service Commission of South Carolina, the Securities and Exchange Commission or the
FERC) and as a result of such adoption or enforcement, approval of the transactions contemplated by this Contract shall be required and shall not have been obtained within any grace period after such adoption or enforcement or as a result of any such adoption or enforcement this Contract or any transaction contemplated hereby shall be or become, or with the passage of a specific period of time would become, unlawful or the performance of this Contract or any term hereof shall be rendered impracticable in any material way, unlawful or unenforceable; or

          (ii) The existence of Utility shall have terminated or its business shall have failed or Utility shall have made an assignment for the benefit of creditors; or

     (c) Bankruptcy, reorganization, liquidation or receivership proceedings shall have been instituted by or against Utility, and, if proceedings shall have been instituted against Utility, it shall have consented thereto or such proceedings shall have been pending for 60 days.

                               ARTICLE 8

                   Procedure for Termination of Contract
                   -------------------------------------

     8.01 Upon the occurrence of any of the events listed in subparagraph (c) of Article 7 or upon the giving of notice of termination or of the happening of any of the other events listed in Article 7, this Contract shall cease and terminate, except with respect to obligations and liabilities of Utility, actual or contingent, which arose under this Contract on or prior to the date of termination and except for Utility's obligations set forth in Section 8.02, all of which obligations shall continue until discharged as provided below. Upon such termination, the parties shall select a settlement date not less than 90 or more than 120 days after the giving of such notice or the occurrence of such termination event in the case of events listed in subparagraph (c) of Article 7. Notwithstanding the foregoing, the parties may, in their discretion, agree to a settlement date less than 90 days after the date of such notice or occurrence of such termination event.

     8.02 Upon the settlement date referred to in Section 8.01, Utility shall pay to Fuel Company, or to such other person at such address as shall have been designated by Fuel Company, an amount equal to the Net Investment of Fuel Company with respect to all Contract Nuclear Fuel, plus the Termination Payment, in such funds as Fuel Company shall designate. Upon such payment Fuel Company shall deliver to Utility or its designee a confirmatory bill of sale acknowledging the transfer of title and ownership of all Contract Nuclear Fuel and all Fuel Company's right, title and interest in, to and under the Nuclear Fuel Contracts previously assigned to or entered into by Fuel Company to, and the vesting of the same in, Utility or Utility's designee lawfully entitled to receive the same, and, if the Banks and all Assignees (or persons for whose benefit any Assignee holds a security interest) have been paid in full (or if funds required for such payment in full have been irrevocably deposited by Fuel Company with such Assignee in an account or appropriate accounts established with a paying agent for such purpose), an appropriate instrument or instruments duly executed by the Agent, on behalf of the Banks, the Collateral Agent and any other Assignees, canceling and discharging the Credit Agreement (except for any obligation of Fuel Company to indemnify the Agent and the Banks under Sections 9.03(a)(ii) or 9.03(c) of the Credit Agreement, which obligation shall survive the termination of the Credit Agreement) the Security Agreement, any other security agreements and any liens or security interests created thereby or otherwise existing in Contract Nuclear Fuel in favor of an Assignee. Utility will pay all expenses in connection with such transfer.



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